The Group is comprised of the following:

A)	Haphazard Investors LLC, a Delaware limited liability company;
B)	Wohl Family LLC, a Delaware limited liability company, which is the sole manager of Haphazard Investors LLC; and
C)	Howard Wohl, an individual, who is the sole member and sole manager of Wohl Family LLC.